Kore Resources, Inc.
1101 Brickell Ave. South Tower, 8th Floor
Miami, FL 33131

February 12, 2015

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:           Kore Resources, Inc.
Amendment No. 3 to Form 8-K
Filed January 21, 2015
File No. 000-54977

Dear Mr. Reynolds:

Kore Resources, Inc., an Nevada corporation (the “Company”), has received and reviewed your letter dated January 28, 2015 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).  Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 28, 2015.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1.           We note from your response to comment one of our letter dated January 9, 2015 that Level Up Investments LLC was not a shareholder of WeedWeb prior to the Share Exchange Agreement. However you did not address the second part of the comment which we asked to revise to clarify the relationship between Mary Kay Tantum and Level Up Investments, LLC. Please revise to clarify the relationship between Mary Kay Tantum and Level Up Investments LLC, including a discussion of her ownership of Level Up Investments LLC, if any, prior to the Share Exchange Agreement. To the extent that Mary Kay Tantum did not own the majority ownership of Level Up Investments LLC, explain to us how the Share Exchange Agreement resulted in a reverse merger.

RESPONSE:

Ms. Mary Kay Tantum and Level Up Investments, LLC, and the principal holders of Level Up Investments, LLC have maintained a business relationship for a approximately one years. Level Up Investments, LLC assisting in finding early-stage capital for WeedWeb, Inc. a company controlled by Mr. Tantum. Ms. Tantum has had no ownership of Level Up Investments, LLC, at any time. The Share Exchange by and between WeedWeb, Inc. and the Company resulted in the transaction being classified as a reverse capitalization, this transaction followed the acquisition by Ms. Tantum and Level Up Investments, LLC of the controlling interest in the Company. At the time of the transaction in question, Ms. Tantum was the controlling shareholder of WeedWeb, Inc. WeedWeb, Inc. received 10,000,000 shares of the Company’s common stock as a result of this transaction. Accordingly, the WeedWeb, Inc. is being treated as the acquirer in this transaction.

Description of Business, page 4

Introduction, page 4

Competitive Strengths, page 5

2.           We also note your response to comment 1 and your revised disclosure that refers to major milestones in the next one to three months. Please revise here and page 17 to disclose the major milestones for the other categories of business activities (e.g., “Sponsored content licensing and distribution” and “Affiliate Product Sales”) and quantify the approximate amount of funds necessary to achieve such milestones for the period during which you will require the $2,000,000 for working capital and capital expenditures referred to on page 12. Please also revise page 17 to clarify in quantitative and qualitative terms your short- and long-term liquidity needs taking into account the overall plan of operations.

RESPONSE:

In light of your comment, we have revised Page 5 and Page 17 to address the major milestones, the amended language follows:

“Major Milestones in Next 1 to 3 Months

The following are our principal milestones for the next one to three months, which are preparatory to future revenue generation:

-- Completion of the website’s functionality and re-design, which should take approximately one month and cost between $3,500-$9,000.

-- After completion of the website’s functionality and redesign the next milestone will be to optimize the site and advertise the site to drive the needed traffic. We feel 50,000-100,000 in unique monthly visitors per month gives cannabis companies the exposure they will need on Weedweb to feel confident in spending ad dollars on advertising and licensing. We are planning on a budget for this of $10,000-$15,000.

-- Continued growth of the directory listings as we have moved from 2,200 companies in early December, 2014 to 3,384 companies listed in our directory. We are targeting the 5,000 company milestone, which we are quite certain would be by far the largest directory of its kind. As more and more companies come into the industry from all across the country, we continue to reach out to these companies, have them claim their page. These same companies in our database will be the sales prospects we will target upon completion of the first 2 prior objectives. We have met with some success in acquiring new companies and using minimum wage labor to do the data entry to keep the costs low. These tasks can be completed for $25 per100 companies, so we feel we can keep the costs associated well below $1,000.

-- Sponsored content licensing and distribution is a revenue stream in which WeedWeb will create a product (i.e. our “Legal Marijuana Business Guidebook”) and have a law firm or attorney, for example, sponsor the book. This revenue stream is suited best for law firms trying to break into the industry and make a name for themselves as there is a lot of legal work that is understandably needed, but not a lot of advertising available for these firms.  We anticipate this implementation of this aspect of the Company’s plan of operation will take anywhere from 2-3 months and will accomplished through the Company’s anticipated dealings with potential sponsors, the cost to implement this will be minimal. However, there will be costs associated with implementation of the Sponsor Programs, we anticipate these costs will be $2,000-$5,000 per sponsor.

-- Affiliate Product Sales is a revenue stream whereby we will host company’s products that are legal to sell both in state and across state lines. Weedweb will take a small percentage of the total product price for each sale occurring through our site. We anticipate establishing this revenue stream with the next 3-6 months as we will continually be identifying products and dealing and evaluating products for inclusion into our Affiliated Product Sales. We anticipate that other than human capital the capital resources required will be minimal.

-- Continued Growth and Expansion of the Company’s services. As we rollout our plan of operation we anticipate keeping capital reserves sufficient to allow the Company to scale our operations, and continue to expand and improve the Company’s back-end web services and to adequately grow the Company’s web presence. Such reserves will also be used to hire additional personal, when necessary and to ensure that we are in a position to effectively manage our potential growth.”

3.           Please revise the line item, net cash consumed by operating activities for the amount of $(19,784), to net cash provided by operating activities for the amount of $19,784 to agree to your presentation in Statement of Cash Flow on page 34.

RESPONSE:

We have amended the filing accordingly.

Statement of Operation, page 33

4.           We note you presented $15,073 of total operating expenses for the period from April 22, 2014 (Inception) to June 30, 2014. We also note from your disclosures on pages 24 and 38 that Ms. Tantum paid operating expense for the Company for a total amount of $39,849 between April 22, 2014 and June 30, 2014. Please revise or clarify why you only presented $15,073 for the operating expenses in Statement of Operation.

RESPONSE:

To clarify as of June 30, 2014, Ms. Tantum had advanced the Company a total of $39,849. The advances were used to fund operation of $15,073, acquire fixed assets of $18,634, deposits of $3,900 as well as working capital of $2,242.

Pro-Forma Consolidating Balance Sheets, page 39

5.           We note your corrected roll-forward in response to comment four of our letter dated January 9, 2015. Please tell us why the accumulated deficit of $15,073 was not carried over to post-recap equity from WeedWeb, Inc. In addition, explain why the additional paid in capital was not reduced by the amount of 10 million shares of common stock acquired from WeedWeb, Inc.

RESPONSE:

To clarify the loss on the rollfoward provide was for the period $87,048 which for the period April 22, 2014 to September 30, 2014. The loss of $87,048 includes the loss of $15,073 for the period ended June 30, 2014 and well as the loss of $71,976 for the three months ended September 30, 2014.

In connection with the Company’s responding to the comments set forth in the January 28, 2015 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Matthew Killeen
Matthew Killeen President